SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2005

                              TAT TECHNOLOGIES LTD.
                              (Name of Registrant)


                         P.O.BOX 80, Gedera 70750 Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

                              TAT Technologies Ltd.

6-K Items

1. Press release re TAT Technologies Reports Fourth Quarter 2004 Results dated March 29, 2005.

2. Press release re TAT Technologies Signed a Letter of Intent to Acquire a New Company dated March 30, 2005.

                                                                          ITEM 1

Press Release                                      Source: TAT Technologies Ltd.

TAT Technologies Reports Fourth Quarter 2004 Results

Tuesday March 29, 10:36 am ET

- Increase  of 8,34% in  Revenues  and 6,92% in Net Profit  Pre-tax for the Year
2004

GEDERA, Israel, March 29 /PRNewswire-FirstCall/ -- TAT Technologies Ltd. (NASDAQ/NMS:TATTF - News), which is engaged in the manufacture, repair and overhaul of heat transfer equipment and other various accessories mainly in aircraft, reported today a net profit of $1,255,153 pre-tax and 908,285 after tax on revenues of $8,070,231 in the fourth quarter ended December 31, 2004 compared to a net profit of $1,169,783 pre-tax and $871,966 after tax on sales of $ 7,353,046 for the same period of 2003.

For the year ended December 31, 2004 the company reported a net profit of $5,408,335 pre-tax and $3,741,514 after tax on revenues of $33,242,686 compared to a net profit of $5,058,134 pre-tax and $3,834,013 after tax on revenues of $30,682,049 for the same period of 2003.

The revenues in 2004 ($33,242,686) increased by 8.34% compared to revenues in 2003 ($30,682,049).

The net profit, pre-tax in 2004 ($5,408,335) increased by 6.92% compared to net profit pre-tax in 2003 ($5,058,134).

The change in revenues is mainly due to increase in our repair and overhaul activities in the USA through our subsidiary there.

The increase in net profit pre-tax results mainly from increases in revenues and gross profit.

TAT, together with its subsidiaries, is principally engaged in the manufacture, repair and overhaul of heat transfer equipment, such as heat exchangers, precoolers and oil/fuel hydraulic coolers used in aircraft, defense systems, electronic equipment and other applications. In addition the company manufactures and overhauls aircraft accessories and systems such as pumps, valves, Power Systems, Turbines, etc.

                              TAT TECHNOLOGIES LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                     (Amounts in Thousands U.S $, Unaudited)

                               Three Months Ended      Year Ended
                                   December 31         December 31
                                 2003      2004      2003      2004
                                  ($)       ($)       ($)       ($)

    Revenues                     7,353     8,070    30,682    33,243
    Gross Profit                 2,727     2,903    10,594    11,077
    R&d Expenses                    21        26       120       124
    Other Income                    40         7        88        54
    Income from Operations       1,170     1,255     5,058     5,408
      before Income Taxes
    Income Tax                     298       347     1,224     1,667
    Net Income                     872       908     3,834     3,741
    Earnings Per Share          $ 0.19    $ 0.15    $ 0.85    $ 0.73
    Weighed Average Shares   4,637,081 6,042,671 4,489,722 5,149,689
      Outstanding

    Contact:
    Mr. Israel Ofen
    Executive Vice-President and Chief Financial Officer
    +972-8-859-5411

                                                                          ITEM 2

Press Release                                      Source: TAT Technologies Ltd.

TAT Technologies Signed a Letter of Intent to Acquire a New Company

Wednesday March 30, 10:36 am ET

GEDERA, Israel, March 30 /PRNewswire-FirstCall/ -- TAT Technologies Ltd. (NASDAQ/NMS: TATTF - News), which is engaged in the manufacture, repair and overhaul of heat transfer equipment and other various accessories, mainly in aircraft, reported today that the company has signed a Letter of Intent to acquire in cash 100% of an American Company which repair and overhaul various aircraft accessories.

The revenue of the acquired company for the year 2004 was around $27.5M.

TAT, together with its subsidiaries, is principally engaged in the manufacture, repair and overhaul of heat transfer equipment, such as heat exchangers, precoolers and oil/fuel hydraulic coolers used in aircraft, defense systems, electronic equipment and other applications. In addition the company manufactures and overhauls aircraft accessories and systems such as pumps, valves, Power Systems, Turbines, etc.

    Contact:
    Mr. Israel Ofen
    Executive Vice-President and Chief Financial Officer
    +972-8-859-5411

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            TAT TECHNOLOGIES LTD.
                                            ---------------------
                                                (Registrant)



                                            By: /s/Israel Ofen
                                                --------------
                                                Israel Ofen
                                                Executive Vice President and
                                                Chief Financial Officer


Date: March 30, 2005